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                             May 24, 2024

       Nicholas Woodman
       Chief Executive Officer
       GoPro, Inc.
       3025 Clearview Way
       San Mateo, California

                                                        Re: GoPro, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Filed February 9,
2024
                                                            Form 10-Q for
Fiscal Quarter Ended March 31, 2024
                                                            Filed May 7, 2024
                                                            Response Dated May
7, 2024
                                                            File No. 001-36514

       Dear Nicholas Woodman :

              We have reviewed your May 7, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2024 letter.

       Form 10-Q for Fiscal Quarter Ended March 31, 2024

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies & Estimates
       Impairment of Goodwill, page 37

   1. With regards to our prior comment 1, please tell us how you considered the first quarter developments discussed
in footnote 9, including the increased and accelerated costs associated with your
future product strategy and roadmap, an increasingly competitive environment,
integration and product development costs related to the recent acquisition of Forcite Helmet
Systems and restructuring, in your assessment of goodwill.
 Nicholas Woodman
GoPro, Inc.
May 24, 2024
Page 2
Non-GAAP Financial Measures , page 40

2. We note your response to comment 2. Please tell us how you calculated the income tax adjustments related to the non-GAAP financial measures. It appears that your non-GAAP adjustment for the deferred tax valuation allowance removes the effects of the valuation allowance from your GAAP tax provision and appears to change your income taxes recognition method, resulting in an individually tailored accounting. Please remove this adjustment from your reconciliation. Refer to Question 100.04 of the Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations.

       Please contact Christie Wong at 202-551-3684 or Julie Sherman at 202-551-3640 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,
FirstName LastNameNicholas Woodman
                                                            Division of
Corporation Finance
Comapany NameGoPro, Inc.
                                                            Office of
Industrial Applications and
May 24, 2024 Page 2                                         Services
FirstName LastName